JASON M. BRAUSER Direct (503) 294-9607 jmbrauser@stoel.com

November 14, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn:  Jennifer Hardy

Re:                             Ahern Rentals, Inc.
Form S-4 filed September 29, 2005
File No. 333-128688

Dear Ms. Hardy:

This letter is the response of Ahern Rentals, Inc. (the “Company”) to the Staff’s comments to the above referenced Registration Statement on Form S-4, which were included in a letter from the Staff to the Company dated October 26, 2005.  The Company has included each of the Staff’s comments in this letter and its corresponding response immediately thereafter.  The Company has filed Amendment No. 1 to the Registration Statement via EDGAR and has sent three marked courtesy copies of that document to Tamara Brightwell of your office.

General

1.                                      We note your statement at the bottom of page 4.  To the extent subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will register the guarantees and update the facing page, the signature pages, and financial statements to reflect the guarantors.  Please confirm.

To the extent subsidiaries of the Company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, the Company will register the guarantees and update the facing page, the signature pages, and financial statements to reflect the guarantors.

2.                                      Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

3.                                      Amend your filing to include a table of capitalization presentation which reflects the issuance on August 18, 2005 of the 9 ¼% Second Priority Senior Secured Notes due 2013.  Provide information that shows the composition of the company’s debt as of the most recent practical date.  We note that as of August 31, 2005, the company appears to have outstanding long-term debt of $259.2 million which includes $200 million relating of Second Priority Senior Secured Notes.  We also note that on September 14, 2005, the company purchased for approximately $21.6 million equipment that had been leased from General Electric Capital Corporation.  The purchase was financed with borrowings under the Amended Credit Facility.  Describe the impact on the financial statements of the purchase.  Please confirm to us that the amount of $21.6 million represents the fair value of the equipment purchased.

The Company has revised the filing to include a table of capitalization, including information showing the composition of the Company’s debt, on page 85.  On pages 92 and F-6, the Company has included a description of the impact of the purchase of the equipment formerly leased from General Electric Capital Corporation on the Company’s financial statements.  The equipment purchased from GECC was appraised as of the date of acquisition for approximately $19.8 million.  The Company recorded the equipment purchased at its original cost of $21.6 million less the unamortized deferred gain and deferred rent payments related thereto, which totaled $3.7 million.  Thus, the amount at which this equipment was recorded was $17.9 million.

4.                                      Disclose in the filing the use made of the proceeds from the August 18, 2005 private placement of the 9 ¼% Second Priority Senior Secured Notes due 2013.  We note that all or a portion of the proceeds were used to repay the amount outstanding under your 2004 credit facility.  We note that as of June 30, 2005, the company appears to have unamortized debt issuance costs of $7.3 million.  Please confirm to us that the related debt issuance costs have subsequently been written off.  In addition, provide a brief discussion of the use of proceeds for the amount received in connection with the issuance of the unregistered notes in the prospectus summary.

The Company has revised the filing to include a “Use of Proceeds” section on page 84 and a summary on page 6.  Of the approximately $7.3 million of debt issuance costs that existed before the August 18, 2005 transactions, approximately $2.6 million of these costs were written off in connection with that transaction.  The amounts not written off relate to the Amended Credit Facility and are deemed to have continuing value.

Market and Other Data, page iv

5.                                      To the extent that market data or statistical information is used throughout the prospectus, you should identify the source of the information.  In addition, please provide us with copies of any publications that you cite to in this prospectus.  Tell us whether any of the sources you have relied upon have prepared the information specifically for your company for a fee.

Because the prospectus does not contain market data or statistical information, the Company has removed the “Market and Other Data” section from the prospectus.

Prospectus Summary, page 1

6.                                      Include a brief description of the business conducted by the company as required pursuant to Item 3(b) of Form S-4.

The Company has added the required disclosure on page 1 of the prospectus.

7.                                      Revise this section to include the information required by Items 3(i) and 3(j) of Form S-4.

The Company has added an additional subheading entitled “Regulatory Approvals” on page 4 of the prospectus pursuant to Item 3(i) of Form S-4.  The Company has not provided any information about dissenters’ appraisal rights as required by Item 3(j) of Form S-4 because appraisal rights are not applicable in the context of an exchange offer for outstanding debt securities.  The Company does not believe including a statement to that effect would be helpful to investors.

Prospectus Summary, page 1
The Exchange Offer, page 1

8.                                      State the exemption relied upon, and the facts used to support the exemption, to issue the old notes.  Revise “The Exchange Offer” section on page 21 accordingly.

The Company offered and sold the old notes pursuant to Section 4(2) of the Securities Act and in compliance with Rule 144A promulgated thereunder.  The Company offered and sold the old notes only: (i) to “qualified institutional buyers,” as defined in Rule 144A (“QIBs”), in compliance with Rule 144A; and (b) in offers and sales outside the United States in offshore transactions in compliance with Regulation S under the Securities Act.  Each purchaser of the old notes from the initial purchasers, among other things, acknowledged, represented and agreed that: (a) it may not offer, sell or otherwise transfer the old notes except in compliance with the registration requirements of the Securities Act or any other applicable securities law, pursuant to an exemption therefrom, or in a transaction not subject thereto, and in compliance with the conditions for transfer set forth in (c) below; (b) it is either (i) a QIB and is aware that the sale of the old notes to it is made in reliance on Rule 144A and such acquisition is made on its own account or for the account of another QIB or (ii) an institution that, at the time of the buy order for the old notes was originated, was outside the United States and was not a U.S. person (and is not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the Securities Act; and (c) it will offer, sell or otherwise transfer the old notes prior to (x) the date which is two years (or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder) after the later of the date of the original issue of the notes and the last date on which the Company or any of its affiliates were the owners of such notes (or any predecessor thereto) or (y) such later date, if any, as may be required by applicable law, only:

(i)                                     to the Company or its subsidiaries, if any;

(ii)                                  inside the United States to a QIB that purchases for its own account or for the account of a QIB, in each case in compliance with Rule 144A under the Securities Act;

(iii)                               inside the United States to an Institutional Accredited Investor that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the notes (the form of which letter can be obtained from the trustee);

(iv)                              outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act;

(v)                                 pursuant to any other available exemption from the registration requirements of the Securities Act; or

(vi)                              pursuant to a registration statement that has been declared effective under the Securities Act.

Finally, neither the Company, nor any person acting on its behalf, nor the initial purchasers engaged in any form of “general solicitation or general advertising” in connection with the offer and sale of the old notes.

We have revised “The Exchange Offer” section on page 1 to clarify that the old notes were offered and sold pursuant to Section 4(2) of the Securities Act and in compliance with Rule 144A promulgated thereunder.

Prospectus Summary, page 1
Expiration Date, page 2

9.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately will be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

The expiration date has been revised to midnight on the twentieth business day.

10.                               We note the statement here and on page 21 that “the longest we could keep the offer open would be until March 16, 2006, which is 210 days after the outstanding notes were issued.”  In the event of an extension of the offer due to a material change, please tell us how such a statement is consistent with Rule 14d-4(d)(2).

Because the exchange offer is not a tender offer for equity securities, Regulation 14D, including Rule 14d-4(d)(2), is not applicable.  Even if it were applicable, the Company would be able to comply with Rule 14d-4(d)(2).  The failure to complete the exchange offer within the 210 day period will subject the Company to the payment of additional interest on the notes under the registration rights agreement between the Company and the initial purchasers of the old notes.  The Company has revised the disclosure on pages 3 to clarify this point.

Prospectus Summary, page 1
Withdrawal Rights, page 4

11.                               Please confirm that note holders may withdraw tenders of the notes at any time before expiration of the offer.

The section ”Prospectus Summary” has been revised to clarify that note holders may withdraw tenders of the notes at any time before expiration of the offer.

Summary of the Terms of the Exchange Notes, page 4
Security and Ranking, page 4

12.                               Please provide the book value of the assets that are securing the exchange notes as of the date of the latest financial statements in the prospectus.  Please also revise the risk factors section with similar disclosure.

The Company has added the requested disclosure on pages 5 and 13.  The book value as of September 30, 2005 of the assets that secured the notes was $331.8 million.

13.                               Disclose the amount of subordinated indebtedness currently outstanding.

The Company has no outstanding subordinated indebtedness.  Besides the notes and amounts outstanding under the Amended Credit Facility, the Company has $2.3 million of outstanding debt, all of which is secured by assets that are not included in the collateral securing the notes and the Amended Credit Facility.  The Company has added the requested disclosure on pages 5 and 11.

14.                               Revise to explain what “effectively junior” means.

The Company has revised the disclosure on pages 5 and 12 to explain why the notes are “effectively junior” to the Amended Credit Facility.

Summary of the Terms of the Exchange Notes, page 4
Certain Indenture Provisions, page 5

15.                               Revise to disclose the amount of additional indebtedness you are permitted to incur.

The Company has made the requested change both to this section and to “Risk Factors” on page 11.

Risk Factors, page 10
Our substantial level of indebtedness..., page 10

16.                               Please quantify your debt service costs.

Based on interest rates as of September 30, 2005, the Company’s annual debt service on its outstanding debt, which is comprised of principal and interest payments, is $23.9 million.  The Company has included disclosure about these costs on page 11 and cross-references to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations” and “—Quantitative and Qualitative Disclosure about Market Risk.”

17.                               Disclose the amount of unsecured debt currently outstanding.

The Company has no unsecured debt.  The Company has disclosed this fact on page 11 of the prospectus.

Risks Relating to our Business, page 15

18.                               Include a risk factor discussing the risks to unrelated investors and the company regarding the fact that all the properties currently leased by the company are owned by related parties.

The Company does not believe there is any significant risk associated with the fact that the Company leases some of its properties from entities affiliated with Don F. Ahern.  The terms of these leases reflect market terms and the rental rates are not more favorable than the Company would expect from a third-party lessor.  As a result, the Company does not believe these leases present risks that are any different from the risks faced by companies that lease properties from unrelated parties.

Risks Relating to our Business, page 15
We are controlled by one shareholder..., page 19

19.                               Revise this risk factor to disclose that the remaining 3% of the outstanding common stock is held by Mr. Paul Ahern, the chief executive officer’s brother and a related party.

This risk factor has been revised to disclose that the remaining 3% of the outstanding common stock is held by Mr. John Paul Ahern, Jr., the chief executive officer’s brother.

The Exchange Offer, page 21
Terms of the Exchange Offer; Period for Tendering Your Notes, page 21

20.                               On page 21, we note your reservation of the right to extend the period the exchange offer is open and “thereby delay acceptance for exchange of any notes”.  Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

This section has been revised to clarify that the reference to delayed acceptance applies only in the context of an extension of the exchange offer.

21.                               We note the disclosure indicating that you will return any notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

The phrase “as promptly as practicable” on pages 22 and 26, pertaining to return of any notes not accepted for exchange, has been revised to read “promptly.”

22.                               Revise the final paragraph in this section to state that the notice you provide will disclose the number of securities tendered as of the date of the notice.

The final paragraph of the section has been revised to provide that any notice provided will contain the amount of notes offered for exchange as of the date of the notice.

23.                               Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offering following notice of the material change.

A sentence has been added to the final paragraph of this section to provide that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offering following notice of the material change.

The Exchange Offer, page 21
Procedure for Tendering Notes, page 23

24.                               We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

This section has been substantially revised to clarify when and in what circumstances the Company will consider the conditions of the exchange offer to have been met.

25.                               We note that you reserve the right to waive any defects, irregularities, or conditions to the exchange offer either before or after the expiration date.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.  Please revise accordingly.

This section has been revised to eliminate the provision for post-closing waivers.

26.                               It appears that you are reserving the right to waive any defects, irregularities, or conditions with respect to particular holders.  Please revise to clarify under what circumstances you would treat holders differently.

This section has been revised to make it clear that any waivers as to defects or irregularities of tender will be applied on the same terms to all noteholders with respect to such defect or irregularity.

27.                               Please tell us how your reservation of right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer fits within the current Exxon Capital line of letters.  We may have further comments after review of your response.

The provision providing for the reservation of the right to waive the ineligibility of a holder who seeks to tender notes in the exchange offer has been deleted.

Withdrawal Rights, page 26

28.                               Please revise to state that unexchanged notes will be returned to the holder promptly after withdrawal, rejection of tender, or termination of the exchange offer.  See Exchange Act Rule 14e-l(c).

This section has been revised to state that unexchanged notes will be returned to the holder promptly after withdrawal, rejection of tender, or termination of the exchange offer.

Description of the Notes, page 29
Repurchase at the Option of Holders, page 38
Change of Control, page 38

29.                               Please revise to clearly describe and define what would constitute a “change of control”.

The term “Change of Control” is a defined term.  Its meaning, for purposes of the section ”Description of Notes,” is fully set forth under “Description of Notes – Certain Definitions” on page 63 of the prospectus.  For the convenience of investors, the Company has included a Table of Contents to the “Description of Notes” section on page 30 of the prospectus, and the definitions of terms like “Change of Control” can be found under the section entitled “Certain Definitions,” which includes an alphabetical listing of defined terms.

30.                               Disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

The requested disclosure is included in the first paragraph under “Change in Control” and has been reproduced below for your convenience:

“Ahern Rentals will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.”

Ratio of Earnings to Fixed Charges, page 83

31.                               Disclose as part of the presentation of selected historical financial and other data on page 84 the ratio of earnings to fixed charges.  We suggest the disclosure be made under the sub caption, “Other Financial Data.”  The presentation on page 8 should likewise be revised.

The ratio of earnings to fixed charges was moved from its previous position on page 83 to the end of the presentation of selected historical financial and other data on page 86. Because the Company has included the pro forma ratio for the period ended December 31, 2004, which is not applicable to any of the other information under “Other Financial Data,” the Company elected not to include the ratio in “Other Financial Data.”

32.                               Please revise your computation of the ratio of earnings to fixed charges to comply with the instructions in Item 503(d) of Regulation S-K.  Our primary concern relates to your treatment of loss on extinguishment of debt.  Exhibit 12.1 should be revised.

The Company has revised its computation of the ratio of earnings to fixed charges on pages 10 and 88 and in Exhibit 12.1.

Non-GAAP Measures, page 84

33.                               Please review and follow precisely the guidance in Item 10(e) of Regulation S-K and the related FAQ with respect to the use of non-GAAP financial measures in Commission filings.

After again reviewing Item 10(e) of Regulation S-K and the related FAQ with respect to the use of non-GAAP financial measures in Commission filings, the Company has (1) revised the “Summary Financial Data” on page 8 to include “Net cash provided by operating activities,” “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” as required by FAQ 12 and (2) revised the definition of EBITDA to comply with Item 10(e)(ii)(A) of Regulation S-K.  The Company also removed EBITDA from “Selected Financial and Other Data” for the reasons set forth in response to your comment in paragraph 34 below.  The Company believes it has otherwise complied with the disclosure requirements pertaining to the use of these measures.  Specifically, and pursuant to the requirements of Item 10(e), the Company has included a presentation of the most directly comparable financial measure, net income, in the table above the presentation of EBITDA, which is presented in a section of the table entitled “Other Financial Data,” separate from “Income Statement Data.”  The Company has included a table that reconciles EBITDA to net income for the past three years and for the interim period for this year and last year. Finally, the Company has included a statement explaining why management believes the presentation of EBITDA is important to an understanding by investors of the Company’s financial condition and results of operations.

34.                               If the non-GAAP measure is also used as a measure of liquidity as you allude to, you should also reconcile it to Cash Flows from Operations.

The Company believes “Net income” is the most directly comparable GAAP financial measure to EBITDA.  A reconciliation of “Net income” to “Cash flow from operations” is available to investors through the Company’s Statements of Cash Flows.  Because the Statements of Cash Flows included in the prospectus present “Cash flow from operations” only for the prior three years, the Company elected to remove the five year EBITDA presentation from the “Selected Financial and Other Data” section on page 87 and retain the disclosure on pages 8 and 9.

Management’s Discussion and Analysis, page 87
Overview, page 87

35.                               We note that you use phrases such as “we are one of the leading equipment rental companies” to describe your business.  Please revise here, and throughout the prospectus to disclose the measure upon which you base this.  In addition, please tell us the basis for such similar statements.

The Company has elected to remove the phrases you have identified.  According to an article entitled RER 100 Rebound in the May 2005 issue of the Rental Equipment Register, a copy of which is enclosed, the Company was the 13th largest equipment rental company in the United States and Canada by rental volume in 2004.  Although the Company believes the Rental Equipment Register report provides a solid basis for its conclusion that it is one of the leading equipment rental companies in the southwestern United States, it has decided that these phrases are not particularly useful to investors and are not material.  It has therefore elected to remove them.

36.                               It appears you issued five year notes in the aggregate principal amount of $90 million in 2004.  Please revise to state the exemption relied upon and the facts to support the exemption used to issue the 2004 notes.

The Company does not believe these notes were securities.  Rather, the notes evidenced a commercial loan.  The notes were issued to two affiliates of Tennenbaum Capital Partners, a commercial lender.  Even if the notes were deemed to be securities, however, they were offered and sold to “accredited investors” in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) and Rule 506 of

Regulation D thereunder.  The Company has revised the disclosure on page 91 of the prospectus to clarify that that this was a commercial loan transaction and not an offering of securities.

37.                               Revise your discussion of the Amended Credit Facility to state the amount currently outstanding under the facility, the amount currently available under the facility, and the interest rate as of the most recent date practicable.  In the alternative, provide these disclosures in the Description of Other Obligations section on page 115 and provide a cross-reference to that section.

The Company has revised “—Overview” on page 91 to include the information you have identified.

38.                               Disclose the effect a one percent change in the interest rate would have on your annual debt service.  Revise your risk factor section to include similar disclosure.

The Company has added the requested disclosure on pages 11 and 92.

39.                               In the event your borrowing availability falls below $25 million, your credit facility requires you to maintain certain financial ratios and covenants.  Please revise to discuss these ratios and covenants in reasonable detail.

The section has been revised with additional disclosure about the relevant financial ratios and covenants.

Contractual Obligations, page 98

40.                               Please revise your table of contractual obligations to include any future interest and purchase commitments including any assumptions you used to derive such amounts.  In addition, please reconcile the operating lease obligation information shown on page 98 to the notes to the interim financial statements.  If the information at the most recent interim date is materially different from that at year end, the interim statements should contain updated disclosure.

The Company revised the tables on pages 102 and 103 to include future interest.  The Company did not include purchase commitments in the table because the Company has no such purchase obligations.  The Company purchases all of its equipment through purchase orders under which it is not obligated to pay until the equipment is received, and can cancel the order any time before the equipment is shipped.  The Company is required to pay for the equipment within 30 to 90 days after delivery.

Business, page 101
Properties, page 107

41.                               Revise to state the general character of each of the properties.  See Item 102 of Regulation S-K.  Clarify which properties you lease from related parties.  Disclose the aggregate annual lease payments for leases to the related parties and non-related parties.  Disclose the length of the leases.

This section has been revised on page 111 to include the requested disclosure.

42.                               Include the information required by Item 305 of Regulation S-K with regard to any market risks you face.

The Company has provided the information required by Item 305 of Regulation S-K with respect to its variable interest debt on page 104.  It has not included information about its leases because it does not believe the leases subject the Company to any material market risk.  In any case, the Company notes that the leases are specifically excluded from the definition of “other financial instruments” in General Instruction 3.C.ii. to Paragraphs 305(a) and 305(b).

Business, page 101
Legal Proceedings, page 107

43.                               We note your disclosure regarding legal matters on pages 107, F-4, and F-15.  Please tell us about the various pending matters and the basis for your conclusion that your ultimate liability will not have a material adverse effect on your financial position, results of operations or cash flows.  Your disclosure should comply with SFAS 5 and FIN 14.

Occasionally, the Company is named as a defendant in lawsuits involving personal injury claims in connection with the use of the Company’s rental equipment.  In the Company’s experience, most of these claims involve improper or negligent use of the equipment by the injured parties.  The Company has never been required to pay, either by a court or other tribunal or through a settlement agreement, amounts in excess of $1.3 million as a result of such claims.  Furthermore, the Company’s insurance has always covered these amounts.  The Company’s assessment that current claims will not have a material adverse affect is based on this historical experience and its analysis of pending claims.

44.                               We note your disclosure on page 20 under the caption, “The nature of our business exposes us to liability claims, which may exceed the level of our insurance.”  You state, in part, that “...claims have been made against us, which, on their face, far exceeded the level of our insurance.”  Tell us the levels of insurance coverage the company carries and about any presently pending claims in which the amount claimed exceeds the level of your coverage.  Discuss the levels of insurance coverage and the self insurance risk retained by the company.

The Company carries general liability insurance against third party bodily injury and property damage with a limit of $1,000,000 per occurrence and $2,000,000 in the aggregate; automobile insurance covering liability and property damage to third parties with a $1,000,000 combined single limit of liability; and an umbrella policy providing excess liability coverage for the above described policies with per occurrence and aggregate limits of $5,000,000.  Of the four lawsuits pending against the Company, none involve claims that, if proven, could exceed these policy levels.  Based on the cost of these policies, the Company believes the limits are reasonable and are typical for companies in the industry.

Management, page 108
Directors, Executive Officers, and Key Employees, page 108

45.                               Revise to disclose the term of each director.  See Item 401(a) of Regulation S-K.

This section has been revised to include the requested information.

Executive Compensation, page 111

46.                               Please tell us how you accounted for the $3,007,232 forgiveness of debt on the interest-free loan to your CEO in 2004.  In addition, tell us the composition of the non-cash distribution to affiliate of $4,369,313 which is disclosed on page F-14.  The notes to the financial statements should more adequately describe these items.

The Company accounted for the forgiveness of the $3,007,232 receivable from Don F. Ahern, its majority shareholder, as a non-cash distribution.  The distribution of $4,369,313 is composed of the $3,007,232 distribution plus the distribution of $1,362,081 discussed under paragraph 48 below.  The Company has revised the notes to the financial statements on page F-16 to describe these items in more detail.

Security Ownership of Certain Beneficial Owners and Management, page 112

47.                               Revise this section to provide the information in tabular format substantially similar to that indicated in Regulation S-K Item 403.

Because the Company has only two shareholders, it does not believe the tabular presentation would be useful to investors.  Other than the table, the Company believes the disclosure in this section complies with Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 112

48.                               On page 113, you disclose that the company made a cash distribution to the shareholders in October 2004, who then contributed this amount to DFA, LLC, which then paid that amount to the company in repayment of advances that had been made to it.  Please revise to clarify the following:

•                  that the shareholders who received the cash distribution were Don Ahern and Paul Ahern;

•                  that DFA, LLC was owned by various members of the Ahern family and the company, and that Don Ahern was the managing member of DFA, LLC; and

•                  therefore, the shareholders that received the cash distribution from the company used that same cash to repay advances made by the company to DFA, LLC.

The distribution you refer to was a non-cash distribution, which included a distribution to Don F. Ahern of a $1,269,074 receivable from DFA, LLC and the forgiveness of a $93,007 receivable from John Paul Ahern, Jr.  As of the date of the distribution of the DFA receivable, Don F. Ahern owned 1% of the membership interests in DFA individually and 99% of the membership interests as trustee of the DFA Separate Property Trust, as disclosed on page 116 of the prospectus.  DFA was not owned by the Company.  The Company has revised the disclosure on page 117 accordingly.

49.                               On page 115, please identify the executive officers you made loans to in your last three fiscal years and briefly disclose the terms of the loans.

This information is disclosed on page 119 under “Certain Relationships and Related Transactions – Other.”  No other executive officer has been indebted to the Company for an amount in excess of $60,000 during the last three fiscal years.

Description of Capital Stock, page 116

50.                               Revise this section to state, if true, that the common stock is validly issued.

The requested change has been made by adding “validly issued” to the last sentence of “Description of Capital Stock.”

Summary of Material United States Federal Income Tax Considerations, page 117

51.                               Please delete the statement that the tax discussion is for “general information only” as this section should contain a discussion of the material tax consequences of the exchange offer.

The requested change has been made.

Available Information, page 118

52.                               Please delete the language that the discussion of your contracts and documents are “qualified in their entirety by reference” to materials that are not in the prospectus.  Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form.  See Rule 411(a) of Regulation C.

This language has been deleted, replaced by language informing readers of the prospectus that complete copies of the referenced documents or contracts are included as exhibits to the registration statement.

53.                               Given that you have stated you will include filings that you make under the Exchange Act on your website, you should revise this section to include your web address.

The Company has included its website address on page 123.

Index to Financial Statements, page 120

54.                               Update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company has updated its presentation of financial statements to substitute the nine-month periods ended September 30, 2005 and 2004 for the six-month periods ended June 30, 2005 and 2004.

Interim Financial Statements, page F-1

55.                               Please review the guidance in Rule 10-01(a)(5) of Regulation S-X and assure that your interim financial statements include all required disclosures.

After again reviewing the guidance in Rule 10-01(a)(5) of Regulation S-X, the Company believes its interim financial statements include all required disclosures.

56.                               The interim financial statements should include disclosure of the composition of inventory.  Refer to Rule 10-01(a)(2) of Regulation S-X.

Rule 10-01(a)(2) of Regulation S-X states: “ . . . Data as to raw materials, work in process and finished goods inventories shall be included either on the face of the balance sheet or in the notes to the financial statements, if applicable. .. . .”  (Emphasis added.)  The Company is not a manufacturing company.  Virtually all of its inventory is in the form of purchased goods that it either rents or resells to its customers.  As a result, the Company does not believe that the requirement regarding disclosure of composition of inventory is applicable to it.

Balance Sheet, June 30, 2005, page F-1

57.                               Please advise us, with a view toward disclosure in the filing, of the reasons for the increase in inventory between the most recent year and the most recent interim date for which financial statements are included in the filing.  In addition, please advise us for the same dates of the reasons for the increase in “Accounts payable, other”.  The extent to which the company’s business is seasonal should be discussed in the narrative description of the company’s business in accordance with Item 101(C)(1)(v) of Regulation S-K.  Please expand the related disclosure found on page 88.

Inventories increased by $5.3 million from December 31, 2004 to September 30, 2005.  The increase is primarily attributable to purchases of equipment and parts.  Purchased equipment is classified as inventory for sale until transferred to the Company’s rental fleet, at which time it is classified as “Rental equipment” on the balance sheet.  The Company purchases more equipment and parts in the second and third quarters in response to increased customer demand during that period.  Lower customer demand in the first and fourth quarters is caused primarily by the seasonality of the non-residential construction industry.  The increase in accounts payable reflects the 30- to 90-day terms the Company enjoys on its purchases of equipment and the large amount of equipment and parts purchased in the second and third quarters.  The Company has included disclosure about seasonality on page 110 of the prospectus.

Nature of Business and Summary of Significant Accounting Policies, page F-4

58.                               Revise the first sentence of the second paragraph under the caption, “Nature of business and summary of significant accounting policies”, to recognize that the present filing is a registration statement pursuant to the Securities Act of 1933.

The requested change has been made, as well as corresponding changes throughout the second and third paragraphs of this section.

Income Taxes, page F-11

59.                               We note the company is presently an S Corporation.  Please advise us whether in the foreseeable future the company contemplates that either voluntarily or involuntarily it will not qualify as an S Corporation.

The Company does not contemplate that it will either voluntarily or involuntarily cease to qualify as an S Corporation in the foreseeable future.

Revenue Recognition, page F-11

60.                               Please disclose whether equipment rental revenue is recognized on a straight line basis over the term of the lease.  Please refer to paragraph 19 of SFAS 13.  We note the company leases its equipment on a daily, weekly or monthly basis.  We assume there are no leases of longer duration and that leases do not contain terms for renewal or rent escalation clauses.  Please advise and provide clarifying disclosure.

The Company has revised the disclosure on page 104 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to address the issues raised by the Staff.  Your assumptions about the Company’s lease terms are correct and have been reflected in the disclosure.  The Company believes its disclosure in the notes to the financial statements is sufficient.

61.                               We note that revenue from equipment rentals includes fuel.  Please tell us the amount of fuel revenue in each period presented and the reason the company believes inclusion of such revenue with equipment rentals is appropriate.  It is unclear whether classification with other revenue would be more appropriate.

The Company obtains revenue from the sale of fuel, which is not material in relation to the Company’s other sources of revenue, only in connection with the rental of equipment and therefore believes it is appropriate to include fuel revenue in “Equipment rentals and related” on its statements of income.  Furthermore, the Company believes including fuel revenue in “Equipment rentals and related” is a standard practice in the equipment rental industry.  For example, see page 13 of United Rentals, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.  Fuel revenues were $0.7 million and $0.5 million for the three months ended September 30, 2005 and 2004, respectively; $1.8 million and $1.3 million for the nine months ended September 30, 2005 and 2004, respectively; and $1.8 million, $1.3 million, and $1.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Related Party Transactions/Balances, page F-14

62.                               Please tell us your basis for capitalizing the production crew’s labor and other administrative costs as part of the cost of equipment acquired from Xtreme Manufacturing.  Also tell us the amount of such capitalized costs for the periods presented in your filing.

As described on page 118 of the prospectus, the Company purchases forklifts and certain other equipment from Xtreme Manufacturing, LLC (“Xtreme”).  Before November 2004, the Company’s employees assembled the equipment using components purchased by Xtreme, and the Company capitalized the labor costs and certain overhead costs incurred in connection with the equipment assembly.  The Company accounted for those costs as an additional cost of the equipment.  The employees who assembled this equipment became Xtreme employees in November 2004.

The Company’s basis for capitalizing these costs is that such costs comprise direct (in the case of labor) and indirect (in the case of overhead) costs related to the completed cost for a forklift or other type of equipment manufactured by Xtreme.  The amounts capitalized were $0 and $302,856 for the three months ended September 30, 2005 and 2004, respectively; $0 and $867,452 for the nine months ended September 30, 2005 and 2004, respectively; and $973,270, $288,842, and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

Exhibits, page II-1

63.                               Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

The Company has included an updated consent with its amendment and it will provide updated consents with any additional amendments.

Signatures, page II-5

64.                               Please revise to indicate the officer that signs in the capacity of principal accounting officer.  See Form S-4 Instruction 1.

The requested change has been made.

Exhibit 5.1

65.                               Please delete the assumptions in clause (a) of the third paragraph since this represents an overly broad assumption that is covered by the matters you must opine on.

The requested changes have been made.

66.                               Please disclose the state upon whose law your opinion is based, i.e., the state law governing the indenture.

The requested changes have been made.

The Company understands you may have additional comments based on the foregoing responses.  Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9607.

Very truly yours,

/s/ JASON BRAUSER

Jason Brauser

cc:                                 Tamara Brightwell (SEC Reviewer)

Howard Brown

Robert Moorman